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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                               General Magic, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   370253 10 6
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages

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CUSIP NO. 370253 10 6                 13G                 PAGE 2 OF 5 PAGES
---------------------------                           --------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Andrew Herzfeld
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)  [  ]

                                                              (b)  [  ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

    NUMBER OF             1,589,350
     SHARES        -------------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER
    OWNED BY
     BY EACH               0
    REPORTING      -------------------------------------------------------------
     PERSON          7    SOLE DISPOSITIVE POWER
      WITH
                          1,589,350
                   -------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,589,350
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        [  ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.02%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON *

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages

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CUSIP NO. 370253 10 6                 13G                 PAGE 3 OF 5 PAGES
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ITEM 1.

      (a)   Name of Issuer: General Magic, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            420 N. Mary Avenue
            Sunnyvale, CA 94086

ITEM 2.

      (a)   Name of Person Filing:

            Andrew Hertzfeld

      (b)   Address of Principal Business Officer or, if none, Residence:

            c/o General Magic, Inc.
            420 N. Mary Avenue
            Sunnyvale, CA 94086

      (c)   Citizenship: United States

      (d)   Title of Class of Securities: Common Stock, $.001 par value

      (e)   CUSIP Number: 307025 10 6

ITEM 3.     STATUS OF PERSON FILING:

            Not applicable.

ITEM 4.     OWNERSHIP

      (a)   Amount Beneficially Owned:

            1,589,350 shares

      (b) Percent of Class: 6.02% based on the sum of 26,419,892 shares of Common Stock outstanding as of December 31, 1996, determined in accordance with Rule 13-d-3(d)(1)(i)

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 1,589,350 shares

            (ii)  shared power to vote or to direct the vote: -0-

            (iii) sole power to dispose or to direct the disposition of:
                  1,589,350 shares



                               Page 3 of 5 pages
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CUSIP NO. 370253 10 6                 13G                 PAGE 4 OF 5 PAGES
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            (iv)  shared power to dispose or to direct the disposition of: 0 shares

            Andrew Hertzfeld disclaims beneficial ownership of 100,000 shares registered in the name of Maurice S. Hertzfeld, as Trustee of the Bruce Hertzfeld Trust, the Ilene Hertzfeld Trust and the Robert Hertzfeld Trust, and Raymond Kelly, as Trustee of the Joyce McClure Trust.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            Not applicable.


                               Page 4 of 5 pages

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CUSIP NO. 370253 10 6                 13G                  PAGE 5 OF 5 PAGES
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February ___, 1997


                                    ---------------------------------------
                                    Andrew Hertzfeld



                               Page 5 of 5 pages